APPENDIX 1

Total Shareholder Return

EDGW vs. India Based IT Service

- Edgewater has underperformed the Indian IT Service Providers over the past 1-,3-,5-year period
  - ➢ The most notable underperformance of -612% occurred during Ms. Singleton's tenure as chairman of the Board.

		Total Shareholder Return [1]			7/21/2005
		1-Yr	3-Yr	5-Yr	Singleton's Tenure
COGNIZANT TECH SOLUTIONS-A	CTSH	39.8%	79.2%	94.2%	414.6%
TECH MAHINDRA LTD	TECHM	-9.4%	135.1%	207.2%	
IGATE Corp. [2]	IGTE	27.5%	179.1%	295.5%	1281.1%
SYNTEL INC	SYNT	3.0%	51.4%	116.6%	566.4%
TATA CONSULTANCY SVCS LTD	TCS	-4.0%	112.4%	207.1%	860.9%
INFOSYS LTD	INFO	26.8%	94.9%	68.4%	396.6%
WIPRO LTD	WPRO	2.3%	85.7%	62.0%	259.7%
HCL TECHNOLOGIES LTD	HCLT	16.6%	258.8%	411.0%	1182.1%
MINDTREE LTD	MTCL	30.6%	379.8%	530.0%	
HEXAWARE TECHNOLOGIES LTD	HEXW	27.4%	141.6%	748.5%	606.1%
PERSISTENT SYSTEMS LTD	PSYS	-3.9%	224.7%	220.7%	
KPIT TECHNOLOGIES LTD	KPIT	-32.5%	-11.8%	37.0%	256.3%
ZENSAR TECHNOLOGIES LTD	ZENT	33.4%	212.5%	459.2%	1003.6%
NIIT TECHNOLOGIES LTD	NITEC	20.4%	70.3%	168.4%	496.7%
Average		12.7%	143.8%	259.0%	665.8%
EDGEWATER TECHNOLOGY INC	EDGW	6.7%	84.6%	169.5%	54.3%
Performance Gap		-6.0%	-59.2%	-89.5%	-611.5%
S&P 500 INDEX	SPX	-0.6%	42.0%	87.0%	94.1%
RUSSELL 2000 INDEX	RTY	1.2%	36.9%	74.2%	88.9%
NASDAQ COMPOSITE INDEX	CCMP	4.2%	54.6%	108.0%	137.9%

(1)   Total Shareholder Return includes dividends reinvested; Source: Bloomberg, all price performance as of 9/30/2015
(2)   IGTE returns based on price prior to acquisition on 7/2/2015

APPENDIX 2

Trading Multiples

India-Based IT Services

		2015[1]		
		EV/Revenue	EV/EBITDA	P/E
COGNIZANT TECH SOLUTIONS-A	CTSH	2.9x	14.2x	20.9x
TECH MAHINDRA LTD	TECHM	1.9x	11.7x	18.5x
IGATE CORP. [2]	IGTE	3.2x	14.7x	21.0x
SYNTEL INC	SYNT	3.1x	10.4x	16.4x
TATA CONSULTANCY SVCS LTD	TCS	4.4x	15.4x	21.0x
INFOSYS LTD	INFO	3.9x	14.2x	20.1x
WIPRO LTD	WPRO	2.5x	11.6x	16.1x
HCL TECHNOLOGIES LTD	HCLT	3.0x	13.4x	17.7x
MINDTREE LTD	MTCL	2.7x	14.3x	20.9x
HEXAWARE TECHNOLOGIES LTD	HEXW	2.2x	12.5x	18.4x
PERSISTENT SYSTEMS LTD	PSYS	2.2x	10.7x	17.2x
KPIT TECHNOLOGIES LTD	KPIT	0.7x	6.5x	10.2x
ZENSAR TECHNOLOGIES LTD	ZENT	1.1x	6.9x	10.6x
NIIT TECHNOLOGIES LTD	NITEC	1.0x	5.9x	12.2x
India-Based IT Services	**Average**	**2.5x**	**11.6x**	**17.2x**
India-Based IT Services	**Median**	**2.6x**	**12.1x**	**18.0x**

(1) Peer group based on KeyBank IT Services/Outsourcing Monthly report dated April 2015. Financial data source is Bloomberg as of 9/30/2015

(2) IGATE multiples based off of last trade prior to the merger on 7/2/2015

Trading Multiples

US-Based IT Services

		2015[1]		
		EV/Revenue	EV/EBITDA	P/E
CARTESIAN INC	CRTN			
CSP INC	CSPI			
GSE SYSTEMS INC	GVP			
GUIDANCE SOFTWARE INC	GUID	1.5x	150.3x	-50.4x
INFORMATION SERVICES GROUP	III	0.9x	8.8x	18.9x
INNODATA INC	INOD			
LIMELIGHT NETWORKS INC	LLNW	0.7x	22.8x	-15.9x
MASTECH HOLDINGS INC	MHH			
MATTERSIGHT CORP	MATR	5.0x	-47.5x	-13.2x
NETSOL TECHNOLOGIES INC	NTWK			
NCI INC-A	NCIT	0.6x	7.1x	15.9x
PERFICIENT INC	PRFT	1.3x	8.7x	13.6x
QAD INC-A	QADA	1.2x	12.8x	28.5x
RCM TECHNOLOGIES INC	RCMT			
SMITH MICRO SOFTWARE INC	SMSI	0.7x	27.6x	55.6x
SYNACOR INC	SYNC	0.1x	2.8x	-24.3x
HACKETT GROUP INC/THE	HCKT	1.7x	13.7x	19.2x
WIDEPOINT CORP	WYY	0.9x	-4329.2x	-33.3x
US-Based IT Services	**Average**	**1.3x**	**-374.7x**	**1.3x**
US-Based IT Services	**Median**	**0.9x**	**8.8x**	**13.6x**

(1) Peer group based on Edgewater's 2015 Proxy Statement. Financial data source is Bloomberg as of 9/30/2015

APPENDIX 3

IT Services Industry

Enterprise Resource Planning (ERP) Market Share



2013 ERP MARKET SHARE[1]

Microsoft
5%

Oracle
12%

SAP
24%

SAGE
6%

Infor
6%

Other[2]
47%

EDGW

Oracle
12%

Microsoft
5%

+ **AMRH**

SAP
24%

= 41% of Addressable Market

Larger competitors operate in most of the addressable market

(1) Data Sourced from Forbes: http://www.forbes.com/sites/louiscolumbus/2014/05/12/gartners-erp-market-share-update-shows-the-future-of-cloud-erp-is-now/
(2) Other major companies defined: Kronos, Concur, IBM, Totvs, & Yonyou

APPENDIX 4

KeyBanc Capital Markets

IT Services/Outsourcing Monthly

April 2015

IT Services Public Trading Statistics *(As of March 27, 2015)*

($ in millions except stock price)

Company	Current Price	52 Week High	% of 52 Week High	Market Cap	Enterprise Value	LTM Revenue	LTM EBITDA	LTM % Margin	EV as a multiple of LTM Revenue	EV as a multiple of LTM EBITDA	EV as a multiple of NTM Revenue	EV as a multiple of NTM EBITDA	LTM Total Rev Growth
IT Services - North America													
Accenture plc	$93.94	$94.98	98.9%	$58,830	$55,352	$30,902	$4,893	15.8%	1.8x	11.3x	1.8x	10.8x	7.4%
CGI Group, Inc.	43.18	45.87	94.1%	13,510	15,073	8,977	1,482	16.5%	1.7x	10.2x	1.8x	9.9x	2.0%
Computer Sciences Corporation	65.77	73.29	89.7%	9,277	9,633	12,593	1,319	10.5%	0.8x	7.3x	0.8x	4.4x	(4.4%)
EPAM Systems, Inc.	61.97	63.50	97.6%	3,028	2,807	730	111	15.2%	3.8x	25.3x	3.1x	17.2x	31.5%
Virtusa Corp.	40.32	42.50	94.9%	1,194	1,009	464	63	13.6%	2.2x	16.0x	1.9x	13.0x	23.5%
Perficient Inc.	20.61	20.83	98.9%	726	769	439	59	13.5%	1.8x	13.0x	1.6x	8.9x	23.2%
Lionbridge Technologies Inc.	5.63	6.92	81.4%	364	354	491	26	5.4%	0.7x	13.4x	0.6x	6.4x	0.3%
Mean			93.6%		$12,142			12.9%	1.8x	13.8x	1.7x	10.1x	11.9%
Median			94.9%		$2,807			13.6%	1.8x	13.0x	1.8x	9.9x	7.4%
IT Services - India													
Tata Consultancy Services Limited	$40.23	$45.31	88.8%	$78,794	$76,522	$14,550	$4,254	29.2%	5.3x	18.0x	4.5x	15.8x	19.9%
Cognizant Technology Solutions	63.00	64.69	97.4%	38,406	36,269	10,263	2,093	20.4%	3.5x	17.3x	3.0x	14.6x	16.1%
Infosys Ltd.	35.20	37.33	94.3%	40,230	34,855	8,644	2,489	28.8%	4.0x	14.0x	3.7x	13.5x	6.8%
Wipro Ltd.	9.78	10.82	90.4%	24,012	21,434	7,350	1,668	22.7%	2.9x	12.8x	2.6x	11.4x	12.7%
HCL Technologies Ltd.	15.41	16.92	91.1%	21,656	20,231	5,692	1,466	25.7%	3.6x	13.8x	3.2x	13.2x	13.6%
Tech Mahindra Limited	10.33	11.98	86.2%	9,921	9,281	3,411	716	21.0%	2.7x	13.0x	2.1x	10.9x	37.5%
iGATE Corporation	42.29	45.72	92.5%	3,420	3,920	1,268	254	20.0%	3.1x	15.4x	2.9x	13.2x	10.2%
Syntel, Inc.	52.36	52.99	98.8%	4,385	3,657	911	274	30.0%	4.0x	13.4x	3.6x	12.1x	10.5%
MindTree Limited	21.41	24.00	89.2%	1,793	1,645	546	109	19.9%	3.0x	15.1x	2.6x	12.7x	22.9%
Hexaware Technologies Limited	4.96	5.00	99.2%	1,494	1,418	408	74	18.1%	3.5x	19.2x	2.9x	14.8x	13.0%
Persistent Systems Limited	11.52	15.36	75.0%	922	822	291	59	20.4%	2.8x	13.8x	2.4x	10.6x	18.3%
KPIT Technologies Limited	2.97	3.72	79.9%	559	567	463	55	11.8%	1.2x	10.4x	1.1x	7.3x	14.2%
Zensar Technologies Limited	10.24	12.38	82.7%	454	454	407	59	14.5%	1.1x	7.7x	0.9x	6.0x	15.9%
NIIT Technologies Limited	5.57	7.77	71.7%	340	315	378	49	12.9%	0.8x	6.5x	0.8x	5.1x	7.4%
Mean			88.4%		$15,099			21.1%	3.0x	13.6x	2.6x	11.5x	15.6%
Median			89.8%		$3,788			20.4%	3.1x	13.8x	2.7x	12.4x	13.9%
IT Services - Europe													
Cap Gemini S.A.	$83.55	$84.27	99.1%	$13,264	$12,065	$12,798	$1,312	10.3%	0.9x	9.2x	1.0x	8.8x	4.8%
Atos SE	70.17	75.31	93.2%	8,079	8,041	10,956	1,290	11.8%	0.7x	6.2x	0.7x	6.1x	7.6%
Indra Sistemas, S.A.	11.94	16.41	72.7%	1,957	2,672	3,628	57	1.6%	0.7x	46.7x	NA	NA	0.3%
Sopra Steria Group	76.32	96.12	79.4%	1,494	1,976	2,760	239	8.7%	0.7x	8.3x	0.5x	6.7x	69.0%
Tieto Oyj	23.89	26.15	91.4%	1,750	1,698	1,843	219	11.9%	0.9x	7.8x	1.0x	7.5x	(5.2%)
Luxoft Holding, Inc.	51.90	55.52	93.5%	1,705	1,665	489	95	19.3%	3.4x	17.6x	2.7x	13.8x	29.5%
Globant S.A.	21.07	21.11	99.8%	714	654	200	29	14.4%	3.3x	22.8x	2.7x	16.8x	26.1%
Acando AB (publ.)	1.76	1.82	96.8%	181	182	237	17	7.1%	0.8x	10.8x	0.7x	8.5x	29.2%
Mean			90.7%		$3,619			10.6%	1.4x	16.2x	1.3x	9.7x	20.1%
Median			93.3%		$1,837			11.0%	0.8x	10.0x	1.0x	8.5x	16.8%
Value-Added Resellers													
CDW Corporation	$37.82	$38.44	98.4%	$6,515	$9,693	$12,075	$881	7.3%	0.8x	11.0x	0.8x	10.1x	12.1%
Insight Enterprises Inc.	28.19	31.94	88.3%	1,121	1,142	5,316	180	3.4%	0.2x	6.3x	0.2x	6.0x	3.3%
Econocom Group SA/NV	8.11	9.45	85.8%	936	1,127	2,533	123	4.9%	0.4x	9.2x	0.5x	8.1x	18.1%
ePlus inc.	88.06	91.38	96.4%	651	782	1,136	86	7.6%	0.7x	9.1x	0.6x	8.7x	9.9%
PC Connection, Inc.	26.21	29.50	88.8%	690	630	2,463	80	3.2%	0.3x	7.9x	0.2x	7.7x	10.9%
SeSa S.p.A.	17.74	18.27	97.1%	285	339	1,150	51	4.5%	0.3x	6.6x	NA	5.4x	13.2%
Ciber, Inc.	4.01	5.09	78.8%	315	282	864	22	2.6%	0.3x	12.7x	0.3x	7.8x	(1.6%)
Systemax Inc.	11.80	18.86	62.6%	434	273	3,443	15	0.4%	0.1x	18.4x	0.1x	NM	2.7%
PCM, Inc.	9.40	11.82	79.5%	115	185	1,356	28	2.0%	0.1x	6.7x	0.1x	5.0x	(0.3%)
Mean			86.2%		$1,606			4.0%	0.4x	9.8x	0.4x	7.3x	7.6%
Median			88.3%		$630			3.4%	0.3x	9.1x	0.3x	7.8x	9.9%

Source: Capital IQ; Note: EV/Revenue and EV/EBITDA multiples higher than 20.0x and 50.0x, respectively, were excluded from aggregate calculations and are marked as 'NM'
IT Services - North America: ACN, GIB.A, CSC, EPAM, VRTU, PRFT, LIOX
IT Services - India: 532540, CTSH, 500209, 507685, 532281, TECHM, IGTE, SYNT, 532819, 532129, 533179, 532400, 504067, 532541
IT Services - Europe: ENXTPA:CAP, ENXTPA:ATO, CATS:IDR, ENXTPA:SOP, HLSE:TIE1V, LXFT, GLOB, OM:ACAN B
Value-Added Resellers: CDW, NSIT, ENXTBR:ECONB, PLUS, PCCC, BIT:SES, SYX, CBR, PCMI

Industry Fundamentals

Relative Valuation *(12 Month EV / Revenue Valuations as of March 27, 2015)*



Index Averages	1 Month	12 Month
IT Services - North America	1.8x	1.6x
IT Services - India	3.1x	2.7x
IT Services - Europe	1.2x	1.1x
BPO	1.1x	1.1x
Value-Added Resellers	0.4x	0.3x
ICT Services	0.4x	0.4x

Relative Valuation *(12 Month EV / EBITDA Valuations as of March 27, 2015)*



Index Averages	1 Month	12 Month
IT Services - North America	13.5x	12.0x
IT Services - India	14.0x	11.7x
IT Services - Europe	10.8x	9.8x
BPO	10.2x	8.6x
Value-Added Resellers	9.6x	8.9x
ICT Services	7.1x	6.8x

Source: Capital IQ; Note: EV/Revenue and EV/EBITDA multiples higher than 20.0x and 50.0x, respectively, were excluded from chart calculations
IT Services - North America: ACN, GIB.A, CSC, EPAM, VRTU, PRFT, LIOX
IT Services - India: 532540, CTSH, 500209, 507685, 532281, TECHM, IGTE, SYNT, 532819, 532129, 533179, 532400, 504067, 532541
IT Services - Europe: ENXTPA:CAP, ENXTPA:ATO, CATS:IDR, ENXTPA:SOP, HLSE:TIE1V, LXFT, GLOB, OM:ACAN B
Value-Added Resellers: CDW, NSIT, ENXTBR:ECONB, PLUS, PCCC, BIT:SES, SYX, CBR, PCMI
ICT Services: LSE:CCC, JSE:DTC, ELNK, BBOX, DTLK
Note: GLOB is excluded from EV/Revenue and EV/EBITDA valuations for IT Services - Europe because the stock did not trade publicly until July 2014